UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

XY Labs, Inc.

(Exact Name of Issuer as Specified in its Charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1405 30th St, Suite A,

San Diego, California 92154

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Unless the context indicates otherwise, as used in this Annual Report, the terms “XY,” “we,” “us,” “our” and the “Company” refer to XY Labs, Inc., a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K includes forward-looking statements, which reflect the Company’s current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Annual Report on Form 1-K and are subject to a number of risks, uncertainties and assumptions described under the sections in this Annual Report on Form 1-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Annual Report on Form 1-K. Forward-looking statements are identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date.

Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, and you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment.

New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Item 1. BUSINESS

General Overview

XY Labs, Inc. is a corporation organized under the laws of the State of Delaware. The Company was originally organized as a Delaware limited liability company in June 2012 under the name Ength Degree LLC. On May 27, 2016, the Company converted to a Delaware corporation and changed its name to XY – The Findables Company. On November 9, 2018, the Company changed its name to XY – The Persistent Company. On May 4, 2021, the Company changed its name to XY Labs, Inc.

The Company was originally formed for building geolocation hardware and software along with online platforms to manage and integrate data from its technology. Today, the Company successfully develops, designs, and sells consumer products and applications, enterprise software and data integration solution services and blockchain and cryptographic technologies and services.

The XYO Foundation, a 100% subsidiary of XY Labs, Inc., is a California corporation incorporated on October 15, 2019. The primary objectives of XYO Foundation include: (i) providing software and technical documentation for public good, (ii) offering services and support to like-minded software project communities contributing to XYO projects, and (iii) governing the use and licensing of XYO open-source assets.

The XYO Network

In December 2017, the XYO Network and its underlying protocols were established on the premise that the future of technology will rely heavily on autonomous machines and devices, thereby creating a demand for innovative products and technologies that improve user ability to trust and access data from these sources. In the field of cryptography and consensus protocols, there exists a term called an “oracle”. An oracle refers to a source of data that is accessed by a network of computers and recorded on an immutable chain of cryptographically secured blocks of software hashes. Using its existing location technologies and consumer products, the Company continues to create a data verification network that incorporates cryptographic protocols and blockchain technology.

The Company has been further developing the second full version of the XYO Network, XYO 2.0, with the intention of improving ease of integration and performance, reducing usage costs, and more actively supporting centralized solutions that also seek to access the functionality of the XYO Network. The Company continues to integrate solutions for the XYO Network and build partnerships with third parties.

COIN

In 2019, the Company introduced its COIN application (herein referred to as “COIN”). Users can access COIN on iOS and Android devices to claim digital location tiles within COIN. For claimed tiles, users collect in-app coins, which can be redeemed for a variety of items such as physical products and other crypto assets. The Company introduced paid subscriptions, offering users premium features including higher coin collection per tile, reduced cooldowns, and other features.

COIN can be used in connection with both the Bluetooth Low Energy (“BLE”) and Near-Field Communication (“NFC”) versions of the XYO Sentinel. COIN refers to these devices as eXtension devices, or SentinelX. COIN also supports the XYO BridgeX as an eXtension device, specifically for the homebase feature.

The Company has added, and will continue to add, additional data centric tasks that benefit the user by promoting lifestyle activities, such as physical and mental exercise, real-world location discovery, and additional ways to participate in the global data validation system, such as POI discovery and validation. Social interactions in, and the gamification of, COIN continue to be the focus to increase user satisfaction, utility, and engagement.

The XYO Network is the data aggregation and validation layer of COIN. The XYO Network provides fraud detection, data processing, and data validation for COIN.

XY Findables Products and Application

The Company sells XY4+ Bluetooth beacons on its website (available at www.xyfindit.com/) as well as through third party distributors. The Company provides a downloadable application (“App”) operated on iOS and Android that allows users to manage their XY4+ Bluetooth beacons and track the location of their personal items such as keys, backpacks, and pets. Features also include alerts to notify users when such items have been inadvertently left behind.

Market Environment

The Company monitors macroeconomic situations, such as the COVID-19 pandemic and its domestic and international impacts, in particular China, as well as the war in Ukraine as well as related rises in inflation, interest rates and its effects on consumer spending. While the Company sees no immediate impact on its business operations, overall lower discretionary spending will likely decrease the demand for the Company’s subscription services.

Crypto Market Environment

The Company closely follows the developments in the crypto market, given its significant impact on the Company’s product offerings and user adoption. The crypto market experienced a remarkable surge in 2021, with its peak observed around the end of the third quarter of 2021. However, the year 2022 witnessed a substantial decline in market value, driven by the collapse of various crypto businesses, most notably the collapse of FTX. Despite the downturn in 2022, the beginning of 2023 has shown signs of recovery in the market. As a company offering crypto-powered applications, the Company’s performance was historically tied to the overall health of the crypto market. Heightened interest in the crypto market generally translates to a larger pool of potential users for the Company’s products and services.

Competition

Our business spans and competes in two primary verticals:

Vertical 1: Blockchain protocol for geographical and real-world data

The Company indirectly competes against all alternative solutions for geographic and real world “oracle” information, including the growing industry of Geographic Information System companies and several other Blockchain protocols that provide location information, including Geographic Information System companies and other Blockchain protocols that provide location data. However, the Company believes that no dominant player has emerged in the sphere of blockchain protocols that combine geolocation data with blockchain immutability.

Vertical 2: COIN

The Company is not aware of any direct competitor that offers a similar location-based application that allows users to collect in-app coins that can be redeemed for other products. However, the Company is competing with other applications and platforms for user attention and engagement. One of COIN’s key competitive advantages is that users can collect in-app coins and redeem them outside COIN.

Sales and Marketing

The Company primarily sells its products online through its own website and online marketplaces, as well as through affiliate partners. Subscriptions and related products for consumers are mainly sold through the Company’s website and in-app purchases, which can be accessed through the Apple Store and Google Play Store. The Company has also partnered with affiliates for its XY Findit business both domestically and internationally since 2018.

Risk Factors

Our operations and financial results are subject to various risks and uncertainties, including those described in, “Risk Factors” in our Offering Circular as filed on June 16, 2016, which could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our stock.

As included in our “Risk Factors” in our Offering Circular as filed on June 16, 2016, our business is subject to the risks of catastrophic events, including acts of war or terrorism or other external events. Acts of strikes, terrorism and other geo-political unrest could cause disruptions in our business and lead to interruptions, delays or loss of critical data. Specifically, financial and crypto markets may be negatively affected by the current impact of escalating military tension between Russia and Ukraine. The Company’s key manufacturing, supply and distribution partners have global operations in China. Interruptions could have a material adverse effect on the operations and development of COIN and the XYO Network. Furthermore, the occurrence of any such event in the future could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Eastern European Conflict Impact

In late February 2022, Russian military forces launched significant military action against Ukraine. Sustained conflict and disruption in the region are likely. The aggregate impact to Eastern Europe and Europe as a whole, as well as actions taken by other countries, including new and stricter sanctions by the United States, Canada, the United Kingdom, the European Union, and other countries and organizations against officials, individuals, regions, and industries in Russia, Belarus and Ukraine, and each country’s potential response to such sanctions, tensions and military actions, is not knowable at this time, and could have a material adverse effect on the Company, its business and operations.

SEC Subpoena

The Company received a subpoena dated June 23, 2022, from the staff of the U.S. Securities and Exchange Commission (“SEC”) in the Matter of Trading in Advance of Certain Coinbase Listing Announcements (the “Subpoena”). The Subpoena required the production of documents and information concerning, among other things, the Company’s structure and personnel, the “whitepaper” concerning the digital token created by the Company (“XYO”), the purchasers of XYO from the Company in 2018, and the listing or delisting of XYO on crypto asset exchanges. The Company has completed its response to the Subpoena.

On July 21, 2022, the SEC filed a complaint in federal district court in Seattle, Washington, alleging that a former Coinbase product manager and two other individuals engaged in an unlawful insider trading scheme involving the purchase of at least 25 different crypto assets, including XYO, in advance of announcements that the assets would be made available for trading on the Coinbase platform. The complaint alleges that the digital assets traded by the defendants, including XYO, are securities. The Company is not a party to the SEC’s action, and the complaint does not allege that the Company or any of its personnel violated the federal securities laws.

tZero Platform Listing of the Company’s Class A Common Stock

The Company’s Class A Common Stock became listed for trading on tZero’s ATS platform on September 14, 2022 under the symbol “XYLB”.

Employees

As of April 28, 2023, the Company had 16 full-time employees, 3 part-time employee and 30 independent contractors. None of its employees are covered by a collective bargaining agreement.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of the Company for the twelve months ended December 31, 2022. You should read this discussion together with the financial statements, related notes and other financial information included in this Annual Report on Form 1-K. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Annual Report on Form 1-K and in the Company’s other filings with the SEC, and are based upon judgments concerning various factors that are beyond its control. These risks could cause the Company’s actual results to differ materially from any future performance suggested below.

XY Labs, Inc. is a corporation organized under the laws of the State of Delaware. The Company was originally organized as a Delaware limited liability company in June 2012 under the name Ength Degree LLC. On May 27, 2016, the Company converted to a Delaware corporation and changed its name to XY – The Findables Company. On November 9, 2018, the Company changed its name to XY – The Persistent Company. On May 4, 2021, the Company changed its name to XY Labs, Inc.

The Company was originally formed for building geolocation hardware and software along with online platforms to manage and integrate data from its technology. Today, the Company successfully develops, designs, and sells consumer products and applications, enterprise software and data integration solution services solutions and blockchain and cryptographic technologies and services.

XYO Foundation is a California corporation, established as a 100% subsidiary of XY Labs, Inc. The primary objectives of XYO Foundation include: (i) providing software and technical documentation for public benefit, (ii) offering services and support to various like-minded software project communities consisting of individuals contributing to XYO projects, and (iii) governing the use and licensing of XYO open-source assets, such as trademarks, source code, and technical papers.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience, performance metrics and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions.

Please refer to Note 2 – Summary of Significant Accounting Policies of the Financial Statements for details.

Non-GAAP Financial Measures

To supplement the Company’s financial information, which is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses the following non-GAAP financial measures: EBITDA and Adjusted EBITDA. Whereas EBITDA stands for Earnings Before Interest Tax Depreciation Amortization. Adjusted EBITDA is adjusted for provisional liability expenses as well as non-recurring and non-operational expenses.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company introduced these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of the Company’s recurring core business operating results. The Company’s management uses its judgement to identify items it deems not indicative of the Company’s recurring core business results.

The Company collects and analyzes operating and financial data to evaluate business performance. In addition to sales, net income (loss), operating loss and other results under GAAP, the Company uses EBITDA and Adjusted EBITDA to assess its financial performance. The calculation of this non-GAAP financial measure may differ from similarly titled non-GAAP measures reported by other companies. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP.

To reconcile from Net loss or Net income, respectively, to EBITDA, the Company excludes all depreciation and impairment charges. The Company does not consider depreciation and impairment charges as operationally driven expenses, which is why they are excluded in the financial performance assessment. To reconcile EBITDA from Adjusted EBITDA, the Company excludes all expenses related to provisional liabilities, non-recurring and non-operational expenses.

While the Company acknowledges that expenses related to provisional liabilities, non-recurring and non-operational expenses were incurred, the Company does not consider such expenses to be reflective of the Company’s operational performance. Provisional liability expenses were incurred to set up provisional liabilities under GAAP. Non-recurring and non-operational expenses relate to expenses that the Company did not expect to occur again or that the Company considers part of the business operations. The Company uses its judgement to identify relevant transactions.

The following table provides a reconciliation from Net income/(loss) to Adjusted EBITDA:

The Company realized a negative EBITDA of $3,418,913 and a positive EBITDA of $5,802,615 during the twelve months ended December 31, 2022 and 2021, respectively. The decreased in EBITDA of $9,221,527 was partially attributable to some non-recurring or non-operational activities during the twelve months ended December 31, 2021, namely the divestment of the Boardwalk Flock LLC membership as well as the forgiven PPP Loan. To account for those activities, Management reconciles to Adjusted EBITDA for improved comparison of financial performance.

	For the twelve months ended
	December 31, 2022	December 31, 2021
Net income/(loss)	$(3,352,786)	$5,060,163
Added:
Interest expense	18,849	14,749
Tax expense	(506,331)	537,528
Impairment expense	369,546	152,339
Depreciation expense	51,809	37,836

EBITDA	$(3,418,913)	$5,802,615

Added:
Provisional liabilities	816,348	1,178,607
Stock Option related expenses	916,136	24,161
Non-recurring expenses	264,595	621,661
Crypto related transaction fees	56,448	453,281
Deducted:
Non-recurring income	—	1,452,125
Divestment income	—	3,000,000
Crypto related other income	610,349	2,330,191
Other	—	52,546

Adjusted EBITDA	$(1,975,735)	$1,245,464

The Company realized a negative Adjusted EBITDA of $1,975,735 in the twelve months ended December 31, 2022. In 2021, the Company realized an Adjusted EBITDA of $1,245,464 during the same time period. The decrease of $3,221,198 in Adjusted EBITDA year-over-year, was mainly attributable to higher marketing spend and overall higher administration and general expenses. Please refer to Results of Operations and Notes to the Financial Statements for further information on the composition of the Company’s financial results for the twelve months ended December 31, 2022 and 2021.

Results of Operations for the twelve months ended December 31, 2022 and 2021, respectively~~.~~

Net Sales:

Net Sales were $14,581,106 and $13,169,782 in the twelve months ended December 31, 2022 and 2021, respectively. Net Sales increased by $1,411,324, or 10.7% in the twelve months ended December 31, 2022 compared to 2021. The increase in net sales was driven by an increase in COIN related sales, namely subscriptions as well as partnership and advertising sales.

Cost of Sales:

Cost of Sales were $583,992 and $628,821 in the twelve months ended December 31, 2022 and 2021, respectively. Cost of Sales decreased by $44,829, or 7.1%, in the twelve months ended December 31, 2022 compared to 2021. Cost of sales mainly comprise of COIN-related hardware products sales, such as SentinelX and NFC cards, which were lower than in the previous year. While overall cost of sales decreases, the share related to in-app COIN redeems through physical products, which was also recognized in cost of sales, has increased compared to prior year.

Research and Development:

Expenses for Research and Development were $1,850,670 and $1,152,009 in the twelve months ended December 31, 2022 and 2021, respectively. Research and Development expenses increased by $698,661, or 60.6%, in the twelve months ended December 31, 2022 compared to 2021. Research and development costs were attributable to departmental personnel expenses. The increase was driven by additional hires at the end of 2021, as well as allocated stock option expense.

Selling and Marketing:

Expenses for Selling and Marketing were $8,948,262 and $7,842,100 in the twelve months ended December 31, 2022 and 2021, respectively. Selling and Marketing expenses increased by $1,106,162, or 14.1%, in the twelve months ended December 31, 2022 compared to 2021. The increase in selling and marketing costs was mainly attributable to higher online advertising spend, aimed at an increase in COIN app installations to further tap into the advertising and partnership potentials, COIN subscription sales as well as general XYO Network use cases and general awareness.

General and Administration:

Expenses for General and Administration were $7,357,718 and $5,264,328 in the twelve months ended December 31, 2022 and 2021, respectively. General and Administration expenses increased by $2,093,390, or 39.8%, in the twelve months ended December 31, 2022 compared to 2021. The increase in general and administration expenses was mainly driven by an increase in personnel expenses, including stock option expense, higher payment processing fees and higher spending for professional services.

Realized Gain:

Realized gain was $771,066 and $7,902,352 in the twelve months ended December 31, 2022 and 2021, respectively. Realized gains in 2022 were attributable to the market value revaluation of crypto assets when sold for USD or used for the payment of service. In 2022, all realized gains are mainly attributable the revaluation of crypto assets of $610,397 and to earned crypto pool fees of $119,973. In 2021, the Company recorded realized gain with regards to the Boardwalk Flock LLC divestment gain of $3,000,000, realized gains of $2,380,047 through crypto asset transactions, crypto liquidity pool fees of $1,070,087, as well as the two Paycheck Protection Program Loans (“PPP Loan”) forgiven accounting for $1,457,452.

Other Expenses, net:

Other expenses, netted, were $82,252 and $420,096 in the twelve months ended December 31, 2022 and 2021. Crypto related transactions fees were the main driver of other expenses. The overall lower expenses reflect the lower transaction volume in 2022.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital deficiency was as follows:

	As of
	December 31, 2022	December 31, 2021
Current Assets	$4,692,883	$7,481,087
Current Liabilities	$(6,226,359)	$(6,807,657)

Net Working Capital / (Deficiency)	$(1,533,476)	$673,430

Current assets decreased by $2,788,204 from December 31, 2021 to December 31, 2022. The main drivers were the decrease in the Company’s cash balance by $1,654,721, its notes receivable by $1,427,735 as well as its accounts receivable by $341,158. Current liabilities decreased by $581,297 from December 31, 2021 to December 31, 2022. The main drivers were the decrease in the Company’s accounts payable and accrued expenses by $1,054,456 as well as its deferred revenue liability by $280,666. Other current liabilities increased by $728,926, mainly due the Company’s COIN provisional liability. Please refer to the Notes of the Consolidated Financial Statements for more details.

Cash Flow from operating activities:

Net cash used in operating activities was $2,847,291 and net cash operating activities was $1,755,058 in the twelve months ended December 31, 2022, and 2021, respectively. Net cash from operating activities decreased by $4,602,349 in the twelve months ended December 31, 2022 compared to 2021. The decrease was attributable to the decrease in profitability.

Cash Flow from investing activities:

Net cash provided by investing activities was $1,190,264 in the twelve months ended December 31, 2022, as compared to net cash of $1,328,989 provided in the twelve months ended December 31, 2021. Net cash from investing activities decreased by $138,725 in the twelve months ended December 31, 2022 compared to 2021. In both years, the divestment of Boardwalk Flock LLC was the main driver for the net cash received from investing activities. While the sale happened in 2021, the second purchase price installment of $1,527,735 including accrued interest, was paid in the first half of 2022. In addition, the Company invested $189,766 in crypto assets and issued a note receivable for $100,000 in 2022.

Cash Flow from financing activities:

Net cash provided by financing activities was $2,305 in the twelve months ended December 31, 2022, as compared to net cash of $416,830 provided in the twelve months ended December 31, 2021. Net cash from financing activities decreased by $414,525 in the twelve months ended December 31, 2022 from 2021. In 2021, the Company was granted a PPP Loan of $450,000 driving the positive cash contribution that year. In 2022, the Company did not receive any additional loans or other funding.

Liquidity:

The Company accounted for a net loss of $3,352,786 and a net income of $5,060,162 in the twelve months ended December 31, 2022 and 2021, respectively. The Company could continue to incur operating losses for the next twelve months or longer. As a result, the Company may seek additional funding for its operations in the future. This may include future equity or debt financing, as the Company deems necessary. If the Company fails to raise capital, such failure could have a negative impact on its financial condition and its ability to pursue its business strategies and continue operations. Those conditions could raise substantial doubt about the Company’s ability to continue as a going concern.

Off Balance Sheet Arrangements

As of December 31, 2022, and December 31, 2021, the Company had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Properties

Our headquarter offices are located at 1405 30th St, Suite A, San Diego, California, for which the Company entered a lease agreement commencing in March 2019. The Company extended the lease agreement in March 2022 until June 2024. The Company uses the same location as warehouse space. The Company currently pays a monthly rent for the combined office and warehouse location of $6,820. The monthly rent was $5,963 until the end of June 2022. The monthly rent increased to $7,059 in July 2022 onwards. The Company entered into a sublease agreement for an office space in downtown San Diego with a monthly rent of $3,000 from October 2021 through March 2022.

Trend Information

During the twelve months ended December 31, 2022, the Company continued to strengthen its focus on the COIN business which was introduced in 2019. The XYO Network, with the support of its consumer facing application COIN, is now the Company’s main sales driver. COIN contributed sales of $15,026,494 in the twelve months ended December 31, 2022, which constitutes 99.6% of total net sales for the same period. This included partnership sales, subscription sales and related products offering sales in connection to COIN and XYO. During the twelve months ended December 31, 2022, the Company netted $914,979 of COIN provisions against gross sales. The provisions account for potential COIN user redemption requests. The Company intends to further increase its marketing and operational efforts to grow the XYO and COIN business. The application enables users to easily collect crypto assets and other products through the ability to redeem in-app coins. The Company expects that blockchain technology and related crypto assets will increase in relevance in the future, leading to a larger customer base and further engagement. The Company intends to further build out the interoperability between the XYO Network and COIN. The Company no longer pursues a long-term business strategy on its XY Findit devices. The Company plans to continue to sell XY4+ devices in the short to medium term and expects sales to pick up with a recovery in the crypto market, in parts also due to the connectivity possibility to COIN. Related XY4+ net sales decreased to $63,053 from $309,095 in the twelve months ended December 31, 2022 and 2021, respectively.

Item 3. DIRECTORS AND OFFICERS

Our directors and executive officers as of April 28, 2023 are as follows:

Name	Position	Age	Term of Office
Executive Officers:
Arie Trouw		53
	Chief Executive Officer		June 2012 - Present
	Chief Financial Officer		April 2016 - Present
	Chief Operating Officer		April 2016 - Present
	Chief Technology Officer		October 2016 - Present
Directors:
Arie Trouw	Chairman and Director	53	May 2016 - Present
Jordan Trouw	Director	25	March 2020 - Present
Gilbert Trill	Director	53	September 2020 - Present

Executive Officers

Arie Trouw has served as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and Chairman of the Company’s board of directors since it converted to a Delaware corporation in May 2016 from Ength Degree LLC, a Delaware limited liability company. Prior to such conversion, Mr. Trouw served as the Chief Executive Officer and Manager of Ength Degree LLC since September 2012. Prior to starting the Company, from June 2008 to April 2012, Mr. Trouw served as the Chairman and Chief Executive Officer of Pike Holdings Inc., a software and advertising company. From 2012 to 2015, Mr. Trouw has served as Chairman of Pike Holdings Inc. From 2007 to 2008, Mr. Trouw served as Chief Technology Officer of Tight Line Technologies LLC, a gaming data analytics and automation company. Mr. Trouw received his Bachelor of Science in Computer Science from the New York Institute of Technology.

Board of Directors

The Company’s board of directors currently consists of three directors.

Arie Trouw has served as Chairman of the board of directors since May 2016. For more information about Mr. Trouw, please see the section above entitled, “Directors and Officers – Executive Officers.”

Jordan Trouw has served as a Director since January 2020. Ms. Trouw has been working with XY professionally since 2015. Currently in the role as Head of Customer Experience. Throughout her time with the Company, she has worked with the Customer Support, Fulfillment, Social Media & Advertising, Product Strategy & Management, and Web Development Teams. She has developed numerous systems and automations across all Company segments, and deeply understands the customers XY has served over the years of the Company’s existence. Previously, Ms. Trouw worked as a Marketing Manager with the Company. Ms. Trouw received her Bachelor of Arts from the University of Chicago in 2018.

Gilbert S. Trill has served as a Director since September 2020. Mr. Trill has been overseeing the Cyber Security efforts within Hitachi Energy as its Governance Lead since 2022. From 1994 to 2022, Mr. Trill held various positions within the U.S. Department of Homeland Security, focusing on Homeland Security Investigations. Overall Mr. Trill has over 26 years of federal law enforcement experience, starting his federal career in 1994 in New York City and serving in positions of progressively higher responsibility in Sacramento, California; Columbus, Ohio; Washington, DC; Kansas City, Missouri; and New Orleans, Louisiana. Mr. Trill graduated from the University of Rochester, where he received his Bachelor of Arts degree in Psychology, with a Management Certificate from the Simon School of Business in Accounting / Finance. Mr. Trill also received a Master of Business Administration, with a concentration in Accounting / Technology, from Otterbein University. Mr. Trill is also an FAA licensed private pilot.

Family Relationships

Jordan Trouw is Arie Trouw’s daughter. No other family relationships exist between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee within the Company.

Involvement in Certain Legal Proceedings

Not applicable.

Committees of the Board of Directors

The board of directors has not established any committees, including without limitation an audit committee, compensation committee or a nominating and governance committee.

Significant Employees: None

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the compensation for the fiscal year ended December 31, 2022, of each of the Company’s three highest paid persons who were executive officers or directors during such fiscal year. No other persons who were executive officers or directors of the Company received annual compensation during the fiscal year ended December 31, 2022.

Name	Position	Cash Compensation $	Other Compensation $ (1)	Total Compensation $
Arie Trouw	Chief Executive Officer Chief Financial Officer Chief Operating Officer Chief Technology Officer Director	$561,310	$200,694	$762,004
Jordan Trouw	Marketing Manager Director	$178,608	$50,173	$228,781
Gilbert Trill	Director	$—	$303	$303

		$739,918	$251,170	$991,088

(1)	Relates to stock option grants under the 2016 Equity Incentive Plan, as amended.
(2)

Mr. Trouw’s cash compensation was received as compensation for his roles as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Technology Officer. Mr. Trouw received no compensation for his role as a Director.

(3)	Ms. Trouw’s cash compensation was received as compensation for her role as Marketing Manager. Ms. Trouw received no cash compensation for her role as a Director.
(4)	Mr. Trill’s other compensation was received as compensation for his role as a Director.

Our executive officers are reimbursed for their business expenses.

The Company may increase salaries and provide other employment benefits to its executive officers in the future in amounts to be determined by its board of directors and provided that the Company has sufficient funds. The Company expects that any future executive officers will receive compensation in the form of salary, bonus and employee benefits.

Compensation of Directors

The Company compensates directors for attendance at board meetings and reimburses its directors for reasonable expenses incurred during their service. The aggregate annual compensation of directors as a group, which group includes three (3) directors, was $991,088, and $724,645 for the years ended December 31, 2022 and 2021, respectively. The increase of $266,443 was primarily driven by the stock option related vesting expenses. There was no additional compensation paid to Arie Trouw and Jordan Trouw in connection with their duties as directors.

Employment Agreements

The Company has not entered into any employment agreements with its executive officers or other employees to date. The Company may enter into employment agreements with executive officers and other employees in the future.

Equity Incentive Plan

On June 2, 2016, the board of directors and stockholders of the Company approved the 2016 Equity Incentive Plan (the “2016 Equity Incentive Plan”) pursuant to which stock options and other equity awards may be authorized and granted to executive officers, directors, employees, and key consultants. The Company reserved approximately 5% of its issued and outstanding common stock as of June 2, 2016, for future issuance under the 2016 Equity Incentive Plan.

On March 15, 2018, the board of directors and stockholders of the Company approved an amendment to the 2016 Equity Incentive Plan, increasing the number of shares of Class A Common Stock reserved for issuance under the 2016 Equity Incentive Plan, as amended, to 25,000,000 shares.

On January 13, 2023, the board of directors and stockholders of the Company approved an additional amendment to the 2016 Equity Incentive Plan, as amended, increasing the number of shares of Class A Common Stock reserved for issuance under the 2016 Equity Incentive Plan, as amended, to 45,000,000 shares.

Stock options granted under the 2016 Equity Incentive Plan, as amended, are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the awards granted under the Plan, as amended, vest one year after the vesting commencement date with the remainder vesting in 36 substantially equal monthly increments thereafter. Stock options generally have a term of 10 years. The Company may issue stock options or other equity awards under the 2016 Equity Incentive Plan, as amended, to attract and retain employees, advisors, and board members.

Proxy Token Plan

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan (the “Token Plan”), pursuant to which Proxy Token awards may be authorized and granted to its executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of XYO Tokens, and Proxy Token awards vest pursuant to a vesting schedule as determined by the board of directors.

Payments made in respect of vested Proxy Tokens will be made, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens. As of December 31, 2022, the Company has recorded a provisional liability of $0 for the outstanding Proxy Token awards.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of the Company’s common stock, the Company’s only outstanding capital stock, as of April 28, 2023, by (i) each person known to the Company to beneficially own more than 10% of the outstanding shares of a Class of its common stock, and (ii) all of the current directors and executive officers. The Company believes that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission.

	Class A common stock (2)		Class B common stock (3)
Name and address of beneficial owner (1)	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned (4)	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned	Total percentage of Class A and Class B common stock as converted
Executive Officers and Directors:
Arie Trouw	6,630,000	20.7%	27,770,163	86.0%	53.5%
Jordan Trouw	875,000	2.7%	—	0.0%	1.4%
Gilbert Trill	250,000	0.8%	—	0.0%	0.4%

All directors and officers as a group (3 persons)	7,755,000	24.2%	27,770,163	86.0%	55.3%
10% Holders:
Markus Levin	6,500,000	20.3%	—	0.0%	10.1%

(1)	The address of those listed is c/o Chief Executive Officer, 1405 30th St, Suite A, San Diego, California 92154.
(2)	Based on 31,972,205 shares of Class A Common Stock outstanding as of April 28, 2023 assuming the exercise in full of all outstanding options to purchase shares of the Company’s Class A Common Stock.
(3)	Based on 32,282,712 shares of Class B Common Stock outstanding as of April 28, 2023.
(4)

Based on the number of shares of Class A Common Stock outstanding, assuming the conversion of all outstanding shares of Class B Common Stock to Class A Common Stock on a 1-for-1 basis (as of April 28, 2023) and assuming the exercise in full of the options set forth in footnote 2 above.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Arie Trouw subleased a San Diego downtown office to the Company from October 2021 through March 2022 for a monthly rent of $3,000 per month.

Item 6. OTHER INFORMATION

None.

Item 7. CONSOLIDATED FINANCIAL STATEMENTS

PKF San Diego, LLP

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

of XY Labs, Inc.

Opinion

We have audited the accompanying consolidated financial statements of XY Labs, Inc. (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XY Labs, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of XY Labs, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about XY Labs, Inc.’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

PKF San Diego, LLP is a member firm of the PKF International Limited and Allinial Global families of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of XY Labs, Inc.’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about XY Labs, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ PKF San Diego, LLP
San Diego, California	PKF San Diego, LLP

April 28, 2023

XY Labs, Inc.

CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$2,246,211	$3,900,933
Receivables from payment processors	606,537	332,094
Accounts receivable	834,520	1,175,678
Note receivable	100,000	1,527,735
Inventory	905,615	544,647

Total current assets	4,692,883	7,481,087
Crypto assets	517,077	801,018
Crypto pools	73,613	46,661
Property and equipment, net	109,524	117,568
Right of use asset, net	107,061	31,711
Other assets	62,054	51,683

Total assets	$5,562,212	$8,529,728

Liabilities and Stockholders’ Equity/(Deficit)
Current liabilities:
Accounts payable and accrued expenses	$950,879	$2,092,764
Stock payable	1,397,360	1,422,050
Lease liability, current portion	83,273	33,684
Deferred revenue	280,796	561,462
Other current liabilities	3,514,045	2,697,697

Total current liabilities	6,226,359	6,807,657
Lease liability, net of current portion	22,618	—
Notes payable	498,281	510,458

Total liabilities	6,747,258	7,318,115
Commitments and contingencies (Refer to Notes 2 and 15)
Stockholders’ equity (deficit):
Undesignated preferred stock; $0.0001 par value; 30,000,000 shares authorized, none issued or outstanding at December 31, 2022 and 2021
Class B Common Stock; $0.0001 par value; 40,000,000 shares authorized at December 31, 2022 and 2021; 32,282,712 shares issued and outstanding at December 31, 2022 and 32,285,900 shares issued and outstanding at December 31, 2021	3,229	3,229
Class A Common Stock; $0.0001 par value; 60,000,000; shares authorized at December 31, 2022 and 2021; 11,997,463 shares issued and outstanding at December 31, 2022 and 11,946,545 shares issued and outstanding at December 31, 2021	1,199	1,194
Additional paid-in capital	22,700,773	21,744,652
Accumulated deficit	(23,890,248)	(20,537,462)

Total stockholders’ equity (deficit)	(1,185,047)	1,211,613

Total liabilities and stockholders’ equity (deficit)	$5,562,212	8,529,728

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the twelve months ended
	December 31, 2022	December 31, 2021
Net sales	$14,581,106	$13,169,782
Cost of sales	(583,992)	(628,821)

Gross profit	13,997,114	12,540,961
Operating expenses:
Research and development	1,850,670	1,152,009
Selling and marketing	8,948,262	7,842,100
General and administrative	7,357,718	5,264,328
Total operating expenses	18,156,650	14,258,438

Loss from operations	(4,159,536)	(1,717,476)

Other income (expense):
Impairment expense	(369,546)	(152,339)
Realized gain	771,066	7,902,352
Interest expense, net	(18,849)	(14,749)
Other expense, net	(82,252)	(420,098)

Total other income (expense)	300,419	7,315,167

Income (loss) before taxes	(3,859,117)	5,597,690
Tax benefit (expense)	506,331	(537,528)

Net income/(loss)	$(3,352,786)	$5,060,162

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT)

	Class B Common Stock		Class A Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total stockholders’ Equity/(Deficit)
	Stocks	Amount	Stocks	Amount
Balance at December 31, 2020	32,285,900	$3,229	11,760,375	$1,175	$21,698,330	$(25,597,624)	$(3,894,890)
Stock-based compensation	—	—	—	—	24,161	—	24,161
Conversion of stock payable to equity	—	—	3,200	—	20,350	—	20,350
Exercise of stock options	—	—	182,970	19	1,811	—	1,830
Net income	—	—	—	—	—	5,060,162	5,060,162

Balance at December 31, 2021	32,285,900	$3,229	11,946,545	$1,194	$21,744,652	$(20,537,462)	$1,211,613
Stock-based compensation	—	—	—	—	916,136	—	916,136
Stock conversion	(3,188)	—	3,188	—	—	—	—
Conversion of stock payable to equity	—	—	3,200	—	24,690	—	24,690
Exercise of stock options	—	—	44,530	5	15,295	—	15,300
Net loss	—	—	—	—	—	(3,352,786)	(3,352,786)

Balance at December 31, 2022	32,282,712	$3,229	11,997,463	$1,199	$22,700,773	$(23,890,248)	$(1,185,047)

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the twelve months ended
	December 31, 2022	December 31, 2021
Operating activities:
Net income/(loss)	$(3,352,786)	$5,060,163
Adjustments to reconcile net (loss)income to net cash (used in) provided by operating activities:
Depreciation and amortization	125,015	101,257
Impairments of crypto assets	369,546	152,339
Stock based compensation expense	916,136	24,161
(Gain) loss on crypto assets	77,209	(821,800)
Realized gain for sale of Boardwalk Flock LLC	—	(3,000,000)
PPP loan principal amount and accrued interest forgiveness	—	(1,457,452)
Discount on Stockholder notes payable	—	5,863
Inventory reserve	—	(103,564)
Accrued interest	818	(17,277)
Loss on disposal of assets	3,942	—
Changes in assets and liabilities:
Receivables from online payment processors	(274,443)	(43,334)
Accounts receivable	341,158	(850,726)
Inventory	(360,968)	—
Other assets	(10,371)	(1,688)
Accounts payable and accrued expenses	(1,141,880)	1,507,879
Deferred revenue	(280,666)	274,326
Operating lease liability	(76,350)	(69,130)
Other current liabilities	816,348	994,041

Net cash provided by operating activities	(2,847,291)	1,755,058

Investing activities:
Issuance of note receivable	(100,000)	—
Investments in crypto assets	(189,766)	(113,732)
Proceeds from the sale of investments	1,527,735	1,500,000
Investment into property and equipment	(47,705)	(57,279)

Net cash provided by investing activities	1,190,264	1,328,989

Financing activities:
Net change in notes payable	(12,995)	450,000
Pay down on stockholders notes payable	—	(35,000)
Stock option exercised	15,300	1,830

Net cash (used in)provided by financing activities	$2,305	$416,830

Net (decrease) increase in cash and cash equivalents	(1,654,722)	3,500,879
Cash and cash equivalents, beginning of period	3,900,933	400,056

Cash and cash equivalents, end of period	$2,246,211	$3,900,933

Supplemental disclosures of cash flow information:
Interest paid	$25,803	$23,198
Taxes paid	$106,962	$15,244
Taxes refunded	$497,209	$—
Supplemental disclosures of non-cash financing activities
Issuance of note receivable of sale of Boardwalk Flock LLC	$—	$1,500,000
Conversion of stock payable to equity	$24,690	$20,350
Increase in lease liability	$148,557	$—

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business

XY Labs, Inc. (the “Company”) is a corporation organized under the laws of the State of Delaware. The Company was originally formed in June 2012. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law (the “DGCL”). On November 9, 2018, the Company changed its name to XY – The Persistent Company. The Company changed its name to XY Labs, Inc. on May 4, 2021.

The XYO Foundation, a 100% subsidiary of XY Labs, Inc., is a California corporation and was intended to focus on (i) providing software and technical documentation for the XYO Network, (ii) offering services and support to like-minded software project communities contributing to XYO projects, and (iii) governing the use and licensing of XYO open-source assets. XYO Foundation had no operational activities, assets or liabilities in 2022 or 2021.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, XYO Foundation. All material intercompany accounts and transactions have been eliminated during the consolidation process.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, value of crypto assets, stock options issued, fair value of services received, coin liability for in-app activity, evaluation of intangible assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Crypto assets

Crypto assets, including Ethereum, Bitcoin and XYO Tokens, are recorded as assets on the balance sheet. Crypto assets purchased are recorded at cost and crypto assets earned through the sale of Ethereum-based ERC20-compatible Tokens to be used via the XYO Network (the “XYO Tokens”) or other products are accounted for in connection with the Company’s sales recognition policy disclosed below. As the Company’s native XYO Token is a self-created intangible asset with a cost basis of $0, XYO Tokens are not recorded on the balance sheet, unless the Company has purchased them in an open market transaction. Purchased XYO Tokens are recorded at cost and impaired for any decline in value.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Crypto assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is unlikely an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

In the twelve months ended December 31, 2022 and 2021, the Company expensed $369,546 and $152,339 as impairments related to crypto assets received and held. The crypto assets were impaired when the fair value was less than the carrying value. The impairment charge was not reversed when the quoted price increased in subsequent periods.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. A total of $1,746,211 of the total cash balance of $2,246,211 was uninsured as of December 31, 2022. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers

One vendor accounted for approximately 97% of the Company’s purchases in the twelve months ended December 31, 2022, mostly relating to XY4+ and NFC cards. Comparatively, two vendors accounted for approximately 92% of the Company’s purchases in the twelve months ended December 31, 2021, mostly relating to XY4+ and NFC cards. In 2022 and 2021, respectively, the Company had five and four third-party payment service providers, including Apple and Google, through which most of the COIN application is processed. Any loss of these providers would adversely impact the Company. For the twelve months ended December 31, 2022 and 2021, the Company had no customer concentration. Most of the sales are made to end customers with immediate payment for purchased goods and services.

Receivables from Payment Processors

Receivables from online payment processors are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off when they are deemed uncollectible. Receivables from payment processors were $606,537 and $332,094 as of December 31, 2022 and December 31, 2021, respectively. No allowance for doubtful accounts was provided for the receivables from online payment processors.

Inventory

Inventory is stated at the lower of cost, determined on a weighted average basis, or net realizable value and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. Inventory was $905,615 and $544,647 as of December 31, 2022 and December 31, 2021, respectively. There were no inventory reserves accounted for as of December 31, 2022 and as of December 31, 2021, respectively.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement using the straight-line method. Maintenance costs are considered period costs and are expensed when incurred.

Accrued COIN Liability

COIN users can collect an in-app coin, which is redeemable for either crypto assets or physical products. The Company sets an internal price for each in-app coin, which is used to determine the USD value for which customers can redeem such coins. Users need to reach a threshold of 10,000 in-app coins before being eligible to redeem their collected coins. The Company records a liability for accrued coins within customer accounts. The accrued COIN liability was $3,453,876 and $2,538,897 as of December 31, 2022 and December 31, 2021, respectively.

Sales Recognition

Sales are recognized in accordance with Accounting Standards Codification (“ASC”) 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, sales are recognized when the promised goods and services are provided or shipped to its customers. The amount of sales recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps: (i) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing sales when or as the Company satisfies a performance obligation.

During the twelve months ended December 31, 2022, the Company generated gross sales of $15,526,291 and net sales of $14,581,106. During this period, XYO and COIN related sales accounted for 99.5% of gross sales, while XY4+ accounted for 0.5% of gross sales. During the twelve months ended December 31, 2021, the Company generated gross sales of $15,171,983 and net sales of $13,169,782. During this period, XYO and COIN accounted for 97.4% of gross sales, while XY4+ accounted for 2.3% of gross sales. As of December 31, 2022 and December 31, 2021, the Company accounted for deferred sales of $280,796 and $561,462, respectively.

Products

Sales from of COIN and XY Findit products are recognized upon shipment net of an allowance for estimated and actual returns. Subscriptions sales are mostly charge on a per month basis, in some cases also on an annual or semi-annual basis. The Company allows customers to claim a refund for subscription charges under certain conditions. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions. As of December 31, 2022 and December 31, 2021, the Company provided for $60,169 and $158,800, respectively, as sales and returns allowance.

Mobile Application

The Company operates a mobile application, COIN, a self-developed mobile application that lets users collect in-app coins when they move across and map and collect coins located in map tiles. Users can download the Company’s free-to-use or subscription-based application through digital storefronts such as the Google Play Store and Apple App Store. Sales from subscriptions is recognized over the subscription term as the service is provided, which is mostly monthly, to a lesser amount semi-annually, or annual. Any payments received for usage not provided by the Company is deferred.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company records sales generated from the mobile application on a gross basis as the Company acts as the principal in the mobile game arrangements under which the Company controls the specified services before they are provided to the customer. In addition, the Company is primarily responsible for fulfilling the promise to provide the user experience, track coin accumulation and payout, maintain services and has discretion in setting the price for the services to the customer.

The Company also generates sales from advertising on its application. For a limited number of advertising network arrangements, the transaction price is determined based on a volume-tiered pricing structure, whereby the price per advertising unit in each month is determined by the number of impressions delivered in that month. However, the uncertainty concerning the number of impressions delivered is resolved at the end of each month, therefore, eliminating any uncertainty with respect to the price per advertising unit for each reporting period.

For in-application display advertisements, in-application offers, engagement advertisements and other advertisements, sales are generated once the users interact with the offering to a predefined step. The Company has no performance obligation that it needs to fulfill. Either the customer uses the in-app services or not.

Sale of XYO Tokens

There is currently no specific definitive guidance under U.S. GAAP or alternative accounting frameworks to account for the production of crypto assets and management exercised significant judgement in determining appropriate accounting treatment for the recognition of sales for the development of crypto assets. Management examined various factors surrounding the substance of the Company’s operations and the guidance in ASC 606. In the event authoritative guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies which could result in a change in the Company’s financial statements. The Company derives part of its sales from the sale of XYO Tokens. In consideration for these XYO Tokens, the Company receives Ether or U.S. dollars, and once received, sales are recognized.

Cost of Sales

Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses. At times, the Company provides free products to its customers. These free products are recognized in cost of sales.

Warranty Costs

The Company warrants its products in line with state and federal law. Under the Company’s terms and conditions, the Company applies a “no return” policy. However, in justified cases the Company accepts returns, offers exchanges and replacements of certain physical products within 60 days of purchase. The Company’s history of costs associated with any repair or replacement of a product has been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold. Warranty expenses were not material.

Research and Development Costs

The Company’s research and development (“R&D”) costs are mainly related to salaries and wages for its R&D activities. These activities involve the XYO Network, the Company’s data verification network and the COIN App. The R&D team’s contributions include development of the XYO Network’s architecture, protocols, and blockchain technology, as well as the COIN App’s features, user experience, and gamification elements. The team members have various roles and allocation percentages, reflecting their focus on different aspects of the projects.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Goodwill and Purchased Intangibles

The Company records intangible assets based on the fair value of the assets acquired. In determining the fair value of the assets acquired, the Company utilizes extensive accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired.

All the Company’s intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit. These intangible assets consist of trade names, software, podcast content and non-compete agreements.

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the identified net tangible and intangible assets of acquired businesses. The allocation of purchase price for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired. Additionally, the Company determines whether an acquired entity is considered a business or a set of net assets as a portion of the purchase price can only be allocated to goodwill in a business combination.

The Company assesses goodwill and indefinite lived intangible assets for impairment using fair value measurement techniques on an annual basis in the fourth quarter of the year, or more frequently if indicators of impairment exist. When impaired, the carrying value of goodwill is written down to fair value.

The Company recorded no goodwill and intangible assets as of December 31, 2022 and December 31, 2021. Goodwill and intangible assets related to acquisitions had been fully impaired in 2019 (see Note 4).

Online Advertising Costs

The Company mainly uses online advertising to market its products to customers. The main online advertising platforms that the Company used during the twelve months ended December 31, 2022 and 2021 were Facebook and Google. The costs are expensed as incurred. Online advertising costs were $8,034,614 and $7,470,845 during the twelve months ended December 31, 2022 and 2021, respectively.

Stock Based Compensation

The Company accounts for stock-based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting period of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. Forfeitures of stock options are accounted for as they occur.

The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions, including the risk-free interest rate, the expected volatility in the value of the Company’s common stock, and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, the share-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Risk-free Interest Rate

The risk-free interest rate assumption is based on the zero-coupon U.S. Treasury instruments appropriate for the expected term of the stock option grants.

Expected Volatility

The Company has limited historical data of its own to determine expected volatility, and as such, based the volatility assumption on a combined weighted average of a selected peer group. The peer group was developed based on similar sized companies in the mobile app and Geospace industries whose shares are publicly traded.

Expected Term

The expected term represents the period of time that options are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term of the stock options awards granted, the expected life is determined using the simplified method, which is an average of the contractual terms of the option and its ordinary vesting period.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the expected future tax benefit to be derived from tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

In connection with the above-mentioned tax accounting principles, the Company received a tax refund of $497,209 from the tax authorities in December 2022. The refund arose due to an initial overpayment of income taxes based on an initial assessment conducted earlier in the fiscal year. Upon revisiting the assessment, the tax authorities have revised their evaluation, leading to a reduced tax liability and subsequent refund for the Company.

The Company adopted accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities. Years open for tax examinations are 2019 through 2021.

Going Concern

For the twelve months ended December 31, 2022, the Company recognized a net loss of $3,352,786. The loss has resulted principally from an increase in variable and fixed costs. The Company had to spend more on online advertising. Also, the Company spent more in general and administrative costs, driven by an increase in personnel costs, payment processing fees as well as the use of third-party services. As a result, the Company may incur further operating losses and seek to fund its operations through equity and/or debt financing or other sources, as it deems necessary. If the Company fails to raise capital or generate liquidity through the sale of assets, it will have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In November 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2019-11, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which provided clarifications on certain aspects of the guidance issued under Topic 326. In March 2022, the FASB further issued ASU No. 2022-03, Financial Instruments-Credit Losses (Topic 326): Clarification of Certain Scope and Transition Matters, offering additional guidance for implementing Topic 326.

Topic 326 requires measurement and recognition of expected credit losses for financial assets held. The initial effective date for Topic 326 was for reporting periods beginning after December 15, 2019, with early adoption permitted. However, ASU 2019-10, Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842) Effective Dates, deferred the effective dates for the Company until fiscal year 2023.

The Company currently plans to adopt the guidance, including ASU 2019-11 and ASU 2022-03, at the beginning of fiscal 2023. The Company is currently evaluating the potential impact of Topic 326, along with ASU 2019-11 and ASU 2022-03, on the Company’s financial statements.

Subsequent events

Management has evaluated subsequent events related to the historical financial statements until the date which the financial statements were available to be issued.

Filing of Certificate of Amendment to Certificate of Incorporation

On January 18, 2023, the Company filed a Certificate of Amendment to its Certificate of Incorporation, as amended (the “Charter Amendment”) with the State of Delaware, which effected an increase of the number of authorized shares of aggregate Common Stock from 130,000,000 to 160,000,000 and an increase of the number of authorized shares of Class A Common Stock from 60,000,000 to 90,000,000. A copy of the Charter Amendment is filed as Exhibit 2.1 to the Company’s Current Report on Form 1-U filed February 6, 2023, and any summary of its terms are subject to and qualified in their entirety by reference to the full text of such document, which is incorporated herein by reference.

Amendment to Equity Incentive Plan

On January 18, 2023, the Company adopted that certain Amendment to the Company’s 2016 Equity Incentive Plan, as amended (the “EIP Amendment”), which increased the aggregate number of shares of Class A Common Stock reserved for issuance thereunder from 25,000,000 to 45,000,000, all of which are issuable as incentive stock options. A copy of the EIP Amendment is filed as Exhibit 6.1 to the Company’s Current Report on Form 1-U filed February 6, 2023, and any summary of its terms are subject to and qualified in their entirety by reference to the full text of such document, which is incorporated herein by reference.

NSO Grants

On March 7, 2023, the Board of Directors approved the issuance of 2,565,000 Nonstatutory Stock Options (NSO Grants) for shares of Class A Common Stock to various employees and contractors. The NSO Grants were issued with an exercise price of $0.66 per share under the 2016 Equity Incentive Plan, as amended. The purpose of these grants was to attract, retain, and reward eligible personnel while motivating them to contribute to the growth and profitability of the Company.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Crypto Assets

The Company held the following crypto assets:

As of December 31, 2022

	Units	Gross Balance	Accumulated Impairment Charge	Net Balance
ALK	2,429.85	$225	$176	$49
BTC	1.17	19,556	525	19,031
DAI	1,878.76	1,315	—	1,315
ETH	34.10	58,252	23,467	34,785
LINK	—	—	—	—
UNI	—	—	—	—
USDC	1,396.93	1,397	125	1,272
USDT	2,992.99	2,974	1	2,973
WBTC	0.21	4,843	1,529	3,314
XYO	1,871,177,112.65	919,142	464,803	454,339

		$1,007,479	$490,450	$517,077

As of December 31, 2021

	Units	Gross Balance	Accumulated Impairment Charge	Net Balance
BTC	0.28	$455	$—	$455
ETH	29.62	125,054	17,916	107,138
LINK	149.60	4,199	1,568	2,632
UNI	70.86	1,542	539	1,003
USDC	2,352.75	74	—	74
USDT	146,980.19	2,358	—	2,358
XYO	2,243,179,769.87	846,724	159,365	687,359

		$980,406	$179,388	$801,018

The Company used decentralized crypto pools in order to provide additional trading liquidity for its native XYO Token. In order to provide trading liquidity, the Company added different crypto asset pairs, with one side always being the XYO Token, into either existing liquidity pools or created new ones.

During the twelve months ended December 31, 2022, the Company recorded several transactions with a statement of operations impact. The Company recognized an USD equivalent of $56,448 in ETH for network transaction fees compared to $453,281 in 2021. The Company used XYO Tokens to pay for services with a total equivalent of $275,720 in 2022, compared to $395,090 in 2021.

Additionally, the Company recognized earned crypto pool fees of $119,973 for 2022 and $1,070,087 for 2021. Earned crypto pool fees are recognized at the time when the accrued pool fees are taken from the crypto pools (such as the Uniswap crypto pool) and determined based on the market value to the crypto assets withdrawn at the time. The Company used approximately 353,664,512 XYO, 7.0 BTC, and 13,659 USDC tokens for COIN user redeems, recognizing the cost at the carrying value of the crypto assets at the time of distribution. For XYO Tokens, this meant a cost basis of $0. Total expenses recognized in connection with in-app COIN redeems in crypto assets were $79,275 during the twelve months ended December 31, 2022. In 2021, the Company recognized $16,546 in crypto asset COIN user redeems.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company had engaged in several transactions involving buying, selling, and exchanging crypto assets during 2022. The Company purchased 23,054 XYO, 7,453 USDC, 5.7 BTC, and 10.9 ETH for an equivalent of $125,388 in 2022, compared to $113,732 related to crypto assets purchases in 2021. The Company sold crypto assets for an equivalent of $315,154 in 2022, compared to $1,826,844 in 2021. Moreover, the Company exchanged crypto assets in its possession for other crypto assets in 2022 and 2021. However, as the exchange between crypto assets is recognized at their respective carrying value, no profit and loss impact is recognized from the transactions.

In 2022, the Company loaned 4,370,629 XYO Tokens to a third party. The Company also received back a loan of 209,990,000 XYO Tokens granted to another third party in 2021. As the XYO Tokens have a $0 cost basis, no statement of operations or balance sheet impact was recorded in connection with these loans.

In February 2022, the Company invested 4,370,629 XYO Tokens and will receive 724,368 Analog tokens in exchange, which are issued by Analog One Corporation as part of a broader exploratory partnership. The cost basis of XYO Token was $0, hence the Company did not record an investment on its balance sheet.

Regarding impairment losses and realized gains, the Company had recognized an impairment charge of $369,546 in connection with crypto assets held during 2022, compared to $152,339 in 2021. The total realized gain related to crypto assets was $771,066 in 2022 and $1,776,866 in 2021.

The Company used CoinMarketCap information to determine the daily prices of the crypto assets it held. This information was utilized to calculate the equivalent in USD for each transaction involving crypto assets.

Note 4 – Goodwill and Intangible Assets

The Company acquired Parallel Holdings Inc. (publicly referred to as LayerOne) and Crypto 101 Media LLC in 2018. LayerOne was a geospatial blockchain company and Crypto 101, now operated under Bordwalk Flock LLC, is a media outlet engaged in the business of developing, distributing and operating podcasts and other content related to cryptocurrencies, initial coin offerings and blockchain technology, which were complementary to the in-house-developed geospatial technology.

The total consideration for Parallel Holdings Inc. and Crypto 101 Media LLC was $3,165,904 and $209,575 ,respectively. Both acquisitions were mostly financed through the Company’s issuance of shares of Class A Common Stock to the respective sellers, Proxy Tokens, and cash. In December 2019, the Company evaluated its investment in Parallel Holdings Inc. and impaired the remaining value of all assets acquired. The Company ceased using the technology associated with LayerOne in 2019 regarding blockchain and geospatial technology.

In September 2019, the Crypto 101 assets were transferred to a separate legal entity named Boardwalk Flock LLC, in which the Company continued to hold a stake of 24%. As a result of the spin-out, the Company initially recorded an investment of $106,124. After an impairment in 2019, the Company impaired the remaining investment related to Boardwalk Flock LLC to $0 in 2020. In May 2021, the Company sold its Boardwalk Flock LLC membership interest (see Note 5).

The Company had already fully impaired the goodwill and intangible assets related to the LayerOne acquisition in 2019. The Company did not recognize any amortization expenses during the twelve months ended December 31, 2022 and 2021.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Notes Receivable

The 24% membership interest in Boardwalk Flock LLC was divested back to Boardwalk Flock LLC on May 17, 2021. The total consideration was $3,000,000, of which $1,500,000 was paid to the Company as of date of signing, and the remaining balance of $1,500,000, plus accrued interest of $35,507, was paid in March 2022. The Company received an additional amount of $4,981 to compensate for the incurred tax liability. The entire sales price of $3,000,000 was recognized as realized gain during the twelve months ended December 31, 2021. As of December 31, 2021, the Company had recognized a receivable related to the divestment of $1,527,735.

In August 2022, XY Labs issued an unsecured note receivable to SeriesX.net, Inc. (owner of Vertalo transfer agent) to the amount of $100,000. The loan is due and payable on August 5th, 2023. The note accrues interest at 5% APY for the first six months post-issuance and at 20% APY for the seventh through twelfth months post-issuance.

Note 6 – Property and Equipment

Property and equipment consisted of the following as of:

	As of
	December 31, 2022	December 31, 2021
Computer equipment	$228,021	$187,544
Office equipment	71,981	69,389
Furniture and fixtures	73,323	73,323

	373,325	330,256
Less accumulated depreciation	(263,800)	(212,687)

Property and equipment, net	$109,524	$117,568

Depreciation expense related to property and equipment was $51,809 and $37,836 during the twelve months ended December 31, 2022 and 2021, respectively.

Note 7 – Other Current Liabilities

Other current liabilities consisted of the following:

	As of
	December 31, 2022	December 31, 2021
Sales returns and allowances	$60,169	$158,800
Accrued COIN liability	3,453,876	2,538,897

Total	$3,514,045	$2,697,697

Note 8 – Stock Based Compensation

2016 Equity Incentive Plan, as Amended

The Company approved the 2016 Equity Incentive Plan (the “2016 Equity Incentive Plan”) in June 2016 and authorized the issuance of options for up to 3,025,900 shares of Class A Common Stock that may be granted to directors, employees, and key consultants. In March 2018, the Company approved an amendment to the 2016 Equity Incentive Plan, increasing authorized options under the 2016 Equity Incentive Plan to up to 25,000,000 shares of Class A Common Stock. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years. The following table summarizes the stock option activity:

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Number of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Terms (Years)
Outstanding at December 31, 2020	13,098,481	0.62
Granted	37,500	8.00
Exercised	(182,970)	0.01
Forfeited	(7,500)	1.07

Outstanding at December 31, 2021	12,945,511	0.63	0.28
Granted	4,568,571	1.13
Exercised	(44,530)	0.34
Forfeited	(100,000)	0.01

Outstanding at December 31, 2022	17,369,552	0.63	7.33

Exercisable at December 31, 2022	12,710,860	0.64
Total unvested or expected to vest	4,658,692	1.10

The following table summarizes unvested stock options:

	Number of Shares	Fair Value Per Share on Grant Date ($)
Non-vested at December 31, 2020	2,166,849	0.00 - 5.85
Granted	21,355	5.76 - 5.89
Vested	(1,335,416)	0.00 - 5.89
Forfeited	(2,371)	0.00 - 0.00

Non-vested at December 31, 2021	850,417	0.00 - 5.89
Granted	4,568,571	0.80
Vested	(660,296)	0.00 - 0.80
Forfeited	(100,000)	—

Non-vested at December 31, 2022	4,658,692	0.00 - 5.89

Total stock-based compensation related to the issuance of stock options exercisable for shares of Class A Common Stock was $916,136 and $24,161 during the twelve months ended December 31, 2022 and 2021, respectively. Unrecognized share-based compensation for employees granted through December 31, 2022 was approximately $2,751,000 to be recognized over a remaining weighted average service period of 3 years.

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options and warrants using the Black-Scholes valuation model:

	December 31, 2022	December 31, 2021
Stock Option assumptions:
Risk-free interest rate	3.90%	1.11%
Expected volatility of Common Stock	154%	168%
Dividend yield	0%	0%
Expected term (in years)	6.25	6.25

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – XYO Proxy Token Plan

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan pursuant to which Proxy Token awards may be authorized and granted to its executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of the Company’s native XYO Token at the time of vesting and vest pursuant to a vesting schedule as determined by the board of directors. Payments made in respect of vested Proxy Tokens will be, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens. The table below shows the Proxy Tokens issued and vested during the twelve months ended December 31, 2022 and 2021, respectively:

	Number of Proxy Tokens	Weighted Average Exercise Price
Outstanding at December 31, 2021	54,256,894	$0.0043
Granted	1,430,604	0.1012
Forfeited	—	—
Exercised	(15,346,928)	0.0026

Outstanding at December 31, 2022	40,340,570	$0.0084
Granted	3,807,692	0.1011
Forfeited	(2,056,056)	0.0960
Exercised	(10,505,319)	0.0049

Outstanding at December 31, 2022	31,586,887	$0.0150

Exercisable at December 31, 2022	29,011,879	$0.0077
Total vested or expected to vest	2,575,008	$0.0976

The proxy tokens are tied to an internally developed intangible asset, the XYO Token, and therefore no value has been ascribed to them. As of December 31, 2022 and December 31, 2021, respectively, the Company recognized no provisional liability from the Proxy Token Plan.

Note 10 – XYO Warrants

In 2019, the Company issued XYO Token warrants to consultants. The warrants enable the holders thereof to purchase XYO Tokens at a fixed price for up to 10 years. These warrants were deemed to be a form of additional compensation and an obligation, rather than equity, however, as the warrants are tied to an internally developed intangible asset, the XYO Token, and therefore, no value has been ascribed to them. As of December 31, 2022 and December 31, 2021, respectively, the Company recognized no provisional liability from the XYO Warrants granted.

Note 11 – Operating Leases and Liabilities

The Company elected a package of transition expedients, which must be elected together, that allowed the Company to forgo reassessing certain conclusions reached under ASC 840 Leases. All expedients in this package were applied together for all leases that commenced before the effective date, January 1, 2019, of the adoption of the new lease standard. As a result, in transitioning to the new lease standard, for existing leases as of January 1, 2019, the Company continued to use judgments made under ASC 840 Leases related to embedded leases, lease classification and accounting for initial direct costs. In addition, the Company has chosen, as an accounting policy election by class of underlying asset, not to separate non-lease components from the associated lease for all its leased asset classes. The Company determined to treat lease costs with an original maturity of less than one year as short-term lease costs and did not record a right-of-use asset or related lease liability for these leases, but rather continued to record rent expense for the twelve months ended December 31, 2022 and 2021, respectively.

Operating lease right of use assets and operating lease liabilities relating to the operating leases are as follows:

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of
	December 31, 2022	December 31, 2021
Right of use asset	$107,061	$31,711
Lease liability	$105,891	$33,684

The weighted average discount rate used to calculate the carrying value of the right of use assets and lease liabilities was 6.8% as this was consistent with the Company’s incremental borrowing rate. The remaining right-of-use asset and lease liability expire in June 30, 2024. The weighted average remaining term is 1.5 years.

The Company extended its lease agreement in March 2022. As a consequence, the lease liability and the right-of-use asset have been revaluated. The lease related right-of-use asset and the related lease liability increased to $107,061 and $105,891 respectively as of December 31, 2022 from $31,711 and $33,684 respectively as of December 31, 2021.

Rent expense was $12,696 and $30,600 in the twelve months ended December 31, 2022 and 2021, respectively. The Company also recorded $73,207 and $63,134 of amortization of right-of-use asset for twelve months ended December 31, 2022 and 2021, respectively.

Note 12 – Stock Issuance and Stocks Payable

In the years ended December 31, 2019, and 2018, the Company received proceeds from the sale of certain shares of Class A Common Stock. For some of these sales, the Company had not surrendered documentation to its transfer agent nor issued shares as of each respective year end. In connection with the receipt of proceeds from such sales, the Company had recognized $1,397,360 and $1,422,050 in stocks payable as an obligation on the balance sheets as of December 31, 2022, and December 31, 2021, respectively.

Note 13 – Stockholders Notes Payable

In each of August 2016, June 2017 and September 2017, the Company entered into unsecured note and warrant purchase agreements with The Frownfelter Family Trust UAD 5/11/2015. The notes were in the amounts of $150,000, $80,000, and $100,000, respectively, and matured in 2020, 2021 and 2021, respectively. These notes each bore interest at 8% per annum. In connection with the notes payable, the Company issued warrants to purchase up to 330,000 shares of Class A Common Stock at an exercise price of $1.00 per share. These warrants were valued at $101,087. The fair value of each warrant issued was treated as a debt discount, which were amortized as interest expense over the life of the applicable note. The Company recognized $0 and $5,863 of interest expense pertaining to the amortization of the debt discount during the twelve months ended December 31, 2022 and 2021, respectively. The principal balance payable on these notes was $0 as of December 31, 2022 and 2021, as all amounts due on the notes were paid on or before March 2021.

Note 14 – Notes Payable

Paycheck Protection Program Loan – In connection with the COVID-19 pandemic, Congress passed, and the then president signed, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) in March 2020 which, among other things, provides relief for businesses impacted by the pandemic. The Company applied for and received a loan in the amount of $987,610 from the Paycheck Protection Program (a “PPP Loan”) made available under the CARES Act in 2020. The Company applied for and received an additional PPP Loan of $450,000 in April 2021. The PPP Loans are intended to offer businesses hurt by the COVID-19 pandemic economic assistance with the potential for the principal to be forgiven based on certain expenses incurred in the first 24 weeks after the issuance of the PPP Loan. The initial loan amount received of $987,610 and the related accrued interest balance of $11,716 was forgiven as of July 19, 2021. The remaining PPP Loan principal of $450,000 and accrued interest of $2,798 was forgiven as of September 23, 2021. As a result, the Company reduced its PPP Loan balance by a total of $1,457,452 and recognized other income of the same amount as of December 31, 2021.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Disaster Loan – The Company also applied for and received an Economic Injury Disaster Loan (“EIDL”) and an Emergency Grant from the SBA authorized under the CARES Act. The Company received the EIDL funds in the amount of $510,458 in April 2020. EIDL proceeds may be used to cover a wide array of working capital and normal operating expenses, such as continuation to health care benefits, rent, utilities, and fixed debt payments. As of December 31, 2022, and December 31, 2021, the Company had $498,281 and $510,458 outstanding on the EIDL loan respectively. The EIDL accrues interest at 3.75% per annum and matures 30 years after the grant date with payments due twelve months after the issuance date. The loan had not been forgiven and had $818 and $10,458 of accrued interest as of December 31, 2022, and December 31, 2021.

Note 15 – Litigation

As of December 31, 2022, the Company had not accounted for any litigation provisions, including any litigation provisions related to the SEC subpoena and the subsequent federal district court complaint. This is because the Company is not a party to the SEC’s action, and the complaint does not allege that the Company or any of its personnel violated the federal securities laws.

The Company settled a patent infringement claim in April 2022 with a payment of $45,000. The Company had set up a related provision of $45,000 as of December 31, 2021., which was released in connection with the settlement in 2022.

Note 16 – Stockholders’ Equity/(Deficit)

Stockholders’ Deficit

The Company authorized the issuance of 130,000,000 shares of Capital Stock, consisting of 60,000,000 shares of Class A Common Stock, $0.0001 par value per share, 40,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A Common Stock and Class B Common Stock have identical rights, including liquidation preferences, except that the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

Public Offering

The Company did not sell any shares of Class A Common Stock during the twelve months ended December 31, 2022 and 2021, respectively.

Common Stock Warrants

In each of August 2016, June 2017, September 2017 and October 2017, the Company entered into note and warrant purchase agreements with The Frownfelter Family Trust UAD 5/11/2015. The warrants were exercisable to purchase an aggregate of 632,782 shares of Class A Common Stock at a price per share of $1.00. All of these warrants matured in 2020 and 2021 and expired unexercised.

In February 2017, the Company entered into a secured credit agreement with a lender and issued warrants in conjunction with this borrowing. The warrants were exercisable to purchase 1,300,000 shares of the Company’s Class A Common Stock at a price per share of $1.00. These warrants matured in 2021 and expired unexercised.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In February 2016, the Company entered into an agreement with StartEngine Crowdfunding, Inc. (“StartEngine”) to host the Company’s public offering. The agreement provided for the issuance of a warrant to purchase 8,167 shares of Class A Common Stock based on the number of individual investors who invest through the StartEngine portal website. The warrant matured in 2021 and expired unexercised.

Note 17 – Related Party Transactions

Arie Trouw, the Company’s CEO, subleased a San Diego downtown office to XY Labs from October 2021 through March 2022 for a monthly rent of $3,000 per month.

Note 18 – Income Taxes

Income Tax expense is calculated as follows:

	As of
	December 31, 2022	December 31, 2021
Current
Timing Differences of Deductions	$(6,818)	$9,753
Net Operating Losses Carryforwards	(499,513)	527,776

	$(506,331)	$537,529
Deferred
Total deferred assets	$(1,669,363)	$1,329,926
Less valuation allowance	(77,309)	188,782
Change in valuation allowance	1,746,672	(1,518,707)

Income Tax Expense	$(506,331)	$537,528

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	As of
	December 31, 2022	December 31, 2021
Federal income tax expense at statutory rate	$(811,031)	$1,173,208
State income tax (net of Federal benefit)	(557,652)	658,003
Permanent differences	(153,698)	225,024
Effect of federal research credits	(480,717)	—
True-up	(249,905)	—
Change in valuation allowance	1,746,672	(1,518,707)

Total	$(506,331)	$537,528

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of
	December 31, 2022	December 31, 2021
Deferred tax assets:
Timing Differences of Deductions	$1,276,472	$884,588
Net Operating Losses Carryforwards	3,652,366	2,995,604
Capital Loss	6,838	—
Tax Credit Carryforwards	718,527	1,624
Depreciation Differences	43,859	69,573

Total deferred assets	5,698,062	3,951,390
Less valuation allowance	(5,698,062)	(3,951,390)

Total	$—	$—

As of December 31, 2022, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $12,430,819 and $14,919,156, respectively, which will begin to expire in 2037 and 2036 with $11,158,482 of our federal net operating loss carryforward lasting indefinitely. The Company also has approximately $718,527 in federal tax credits, with certain portions beginning to expire in 2043 and other portions have no expiration dates. The valuation allowance increased by $1,746,672 and decreased by $1,518,707 during the twelve months ended December 31, 2022, and 2021, respectively.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant Stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financing since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

Item 4. EXHIBITS

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company (previously filed as Exhibit 2.1 to the initial Preliminary Offering Circular on June 17, 2016)

2.2	Certificate of Amendment of Certificate of Incorporation of the Company (Name Change) (previously filed as Exhibit 2.2 to the Form 1-A on December 10, 2018)

2.3	Certificate of Amendment of Certificate of Incorporation of the Company (previously filed as Exhibit 2.3 to the Form 1-SA on September 28, 2021)

2.4	Certificate of Amendment to XY Labs, Inc.’s Certificate of Incorporation, as amended, dated January 18, 2023 (previously filed as Exhibit 2.1 to the Current Report on form 1-U on February 6, 2023)

2.5	Bylaws of the Company, as currently in effect (previously filed as Exhibit 2.2 to the initial Preliminary Offering Circular on June 17, 2016)

4.1	Form of Subscription Agreement (previously filed as Exhibit 4.1 to the Semiannual Report on Form 1-SA on September 21, 2017)

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016 (previously filed as Exhibit 4.2 to the second amended Preliminary Offering Circular on September 21, 2016)

6.1	2016 Equity Incentive Plan (previously filed as Exhibit 6.1 to the initial Preliminary Offering Circular on June 17, 2016)

6.2	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016 (previously filed as Exhibit 6.3 to the Annual Report on Form 1-K on April 27, 2017)

6.3	2017 Bonus Incentive Compensation Plan (previously filed as Exhibit 6.3 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.4	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.4 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.5	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.5 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.6	Credit Agreement, dated February 28, 2017, by and between XY – the Findables Company and CRIM, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 3, 2017)

6.7	Transfer Agent and Registrar Agreement, dated March 13, 2017, by and between XY – the Findables Company and VStock Transfer, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 17, 2017)

6.8	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.8 to the Form 1-A on October 26, 2017)

6.9	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.9 to the Form 1-A on October 26, 2017)

6.10	Class A Common Stock Warrant by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.10 to the Form 1-A on March 19, 2018)

6.11	Promissory Note by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.11 to the Form 1-A on March 19, 2018)

6.12	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016 (previously filed as Exhibit 6.3 to the second amended Preliminary Offering Circular on September 21, 2016)

6.13	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016 (previously filed as Exhibit 6.4 to the second amended Preliminary Offering Circular on September 21, 2016)

7.1	Asset Purchase Agreement, dated July 6, 2018, by and among the Company, Parallel Holding Company Inc., Kevin Weiler, Graham McBain and LayerOne Acquisition LLC (previously filed as Exhibit 7.1 to the Current Report on Form 1-U on July 12, 2018)

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016 (previously filed as Exhibit 8.1 to the second amended Preliminary Offering Circular on September 21, 2016)

11.1	Consent of PKF San Diego, LLP

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY Labs, Inc.

By:	/s/ Arie Trouw
Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer
Date:	May 1, 2023

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arie Trouw, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw	Chief Executive Officer and Director	May 1, 2023
Arie Trouw

/s/ Arie Trouw	Chief Financial Officer	May 1, 2023
Arie Trouw